April 28, 2005

Mr. Rufus Decker, Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, D. C. 20549 0510

Re:  Form 10 K for the fiscal year ended December 31, 2004, File No. 1 15369

Dear Mr. Decker:

We are in receipt of your letter dated April 7, 2005.  The deadline to respond to your letter was extended in a phone conversation with Meagan Caldwell to April 28, 2005.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1.  Business

Aircraft Equipment Leasing, page 3

2.                                 Please expand your disclosure to discuss the dependence of your business upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business.  Refer to Item 101(c)(vii) of Regulation S-K.

Response:

As disclosed on page 5, “as of December 31, 2004 the Company had 43 lessees of commercial aircraft engines, aircraft and other aircraft-related equipment in 26 countries”.  At this time, the Company does not believe it is dependent on a single customer or a few customers the loss of which would have a material adverse effect on the Company’s revenues.

The Company will include a comment about customer dependence similar to the above in future filings and will continue to monitor its customer base for additional disclosures when necessary.

Item 5.  Market for Registrant’s Common Equity and Related Stockholders Matters, page 8

3.                                 Please expand your disclosure to include information relating to your dividend policy and your ability to pay such dividends, including any restrictions on paying dividends imposed on you by your debtors.  Refer to Item 201(c) of Regulation S-K.

Response:

As disclosed on page 8 under Item 5, “During the years ended December 31, 2004 and 2003 the Company did not pay cash dividends to Company stockholders”.  In addition to the foregoing disclosure future filings will also make the following comments:

The Company has not made any dividend payments since its inception as all available cash has been utilized for the business.  The Company has no intention of paying dividends in the foreseeable future.  In addition, certain of the Company’s debt facilities contain negative covenants which prohibit the Company from paying any dividends or making distributions of any kind with respect to its capital stock.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

4.                                 Please expand your disclosure to discuss the effects your restricted cash has and will likely have on your current and future liquidity.

Response:

At December 31, 2004 the Company had $46 million in cash which is described on the face of the balance sheet as “restricted”.  The cash is collected from lessees for their use of the engine and is intended to cover the cost of shop visits and the “using up” of parts which have limited lives and will need to be replaced at regular intervals.  As discussed in Note 1(k), this cash is restricted in connection with certain debt facilities as to its use.  When the leased engines pledged to these facilities are repaired or parts replaced, the cash is used to cover these costs.  The collection of the cash occurs monthly and the use of this cash occurs from time to time throughout the year.  This procedure has been in place for many years and has not impacted the Company’s liquidity.  As a consequence, the Company does not believe that the restricted cash has any material effect on current or future liquidity since it is not available for general corporate purposes.  In the future, the Company’s disclosure regarding its restricted cash will include the following:

As discussed in Note 1(k), the Company’s restricted cash balances represent amounts required to be held in designated accounts by some of the Company’s lenders.  Under these facilities, cash paid by lessees for maintenance reserves and security deposits is required to be held and used only for engine maintenance and repair and the return or application of security deposits, as the case may be.  See Note 1(f) for a further discussion of the accounting for maintenance reserves.

5.                                 Please expand your disclosure to include the amount you expect to invest in equipment in 2005 and how you anticipate funding these investments.

Response:

As disclosed on page 15, the Company has capital commitments to purchase approximately $18.2 million of equipment during 2005 which will be funded out of cashflows from operations and borrowings on its revolving credit facility.  It expects that it may purchase additional equipment during 2005 if there are opportunities to lease such equipment at desirable rates and terms, and provided the Company can obtain sufficient financing.  As disclosed on page 14, the Company funds the purchase of such equipment through borrowings and cashflows from operations.

Since the Company has no firm plans or commitments, other than those already disclosed, the Company believes that there is no further disclosure required to be made for the 2004 Annual Report on Form 10-K.  However, going forward, if the Company has firm plans for capital expenditures and the financing is available at the balance sheet date, appropriate disclosure will be made.

6.                                 You have disclosed on page 12 that you currently benefit from the Extraterritorial Income Exclusion regulations, which significantly reduce your effective tax rate. You further disclose that this benefit is being phased out due to recent legislation. Please expand your disclosure to discuss the likely impact this will have on your liquidity and results of operations.

Response:

The phase out of the Extraterritorial Income Exclusion regulations will not affect the Company’s liquidity as it has significant net operating losses as disclosed in Note 6 and more fully discussed in the response to comment 15 in this letter.  Therefore, the Company does not expect to pay federal income taxes for the foreseeable future.  As disclosed on page 19, the Company expects that its effective tax rate will increase over the coming years due to the loss of this benefit; however, it is not possible to quantify the impact on future years tax rates since it is based in part on the Company’s future profitability.  The impact of the benefit on the Company’s current tax rate is disclosed in Note 6 of the Consolidated Financial Statements.  When the Company is able to quantify the impact of the phase-out, it will make appropriate disclosures in future filings.

7.                                 Please revise your table of contractual cash obligations to include estimated interest payments of your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:

The Company’s historical interest expense has been separately disclosed and has been relatively constant over the last three (3) years.  The Company believes this trend will continue as long as its outstanding debt remains relatively constant.

However, the Company will include a table as shown below along with explanatory information as to how the amounts were derived as appropriate in future filings.  The table as shown includes the estimated interest payments on the Company’s debt as of December 31, 2004.

		Payment due by period
		(in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$369,840	$37,839	$147,286	$179,553	$5,162
Interest Payments under Long-Term Debt	62,892	18,452	30,672	13,329	439
Operating Lease Obligations	441	441	—	—	—
Purchase Obligations	18,174	18,174	—	—	—

Total	$451,347	$74,906	$177,958	$192,882	$5,601

The Company has estimated the interest payments due under long-term debt by applying the interest rates applicable at December 31, 2004 to the remaining debt, adjusted for the estimated debt repayments identified in the table above.  Actual interest payments made will vary due to changes in the rates for one-month LIBOR and commercial paper as applicable.  The interest estimate excludes the effect of any hedges in place at the balance sheet date.

Related Party and Similar Transactions, page 17

8.                                 You disclosed that avioserv purchased one engine from you during the year ended December 31, 2004. Please expand your disclosure here and in your notes to the financial statements to include the gain or loss recorded related to this transaction.

Response:

The sale of the engine to avioserv resulted in a gain of $260,000.  This amount is less than 1% of revenue and not considered material.  However, the Company will disclose the gain both in Item 7 and in the Notes to Consolidated Financial Statements in its future filings.

9.                                 You disclosed that Aloha recently filed for reorganization under Chapter 11 of the Bankruptcy Code and that you expect their obligations under the guarantees to be discharged.  Please expand your disclosure here and in your notes to the financial statements to discuss the following:

•                  any amounts written off, including the period in which it was recorded and the line item it was recorded in your statements of income and

•                  any remaining balances recorded on your balance sheet.

Please include in your explanation support for your accounting treatment, if applicable.

Response:

As disclosed on page 17 and Note 12, the Company leases five aircraft to IslandAir.  Four of the leases are guaranteed by Aloha, IslandAir’s former parent.  The five leases are still performing and, as of December 31, 2004, the lessee was current on all its obligations.  As a result, there are no amounts included in “Operating lease related receivable” and no provision has been made for any loss.  The Company continues to monitor the situation, as it does for all lessees, and, should the situation change, will make appropriate disclosure in its future filings both in Item 7 and in the Notes to Consolidated Financial Statements.

Item 9A. Controls and Procedures, page 20

10.                           Please disclose whether there have been any changes in your internal controls and procedures during the most recent quarter.  See Item 308 of Regulation S-K.

Response:

The Company disclosed in the second paragraph of this item that there had been no significant changes in internal controls since the period of the last evaluation.  Therefore, the Company does not believe any additional disclosure is necessary.

Financial Statements

Report of Independent Registered Public Accountants, page 30

11.                           Your auditor’s report does not appear to comply with PCAOB Standard No. 1.  Your auditor’s report indicates that they conducted their audit in accordance with “auditing standards of the Public Company Accounting Board (United States)” rather than in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” Please amend your filing by obtaining from your auditors a revised opinion, since there is a distinction between the two references. Refer to PCAOB Standard No. 1, Exhibit 2.

Response:

The Company has received an amended KPMG report (copy attached) with the wording change as follows:

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

Consolidated Statements of Income, page 32

12.                           You have recorded $4.1 million relating to a net gain on debt prepayment as revenue.  You disclosed on page 12 that this gain was attributable to prepaying a revolving credit facility at a discount and recording this based on the guidance under SFAS 145.  Please tell us the facts and circumstances that lead you to determine that is transaction should be recorded as revenue rather than net interest and finance costs. If after considering the above, you now believe that it represents net interest and finance costs, revise your statements of income and all related disclosures accordingly.  Please also ensure that you include that describes the restatement.

Response:

By way of background, equipment leasing companies make money by buying equipment on a leveraged basis and leasing at rates high enough to create a gross operating margin.  The operating margin is equal to revenues less interest expense.  The Company buys, finances and leases a specific niche product, aircraft engines.  The Company believes its revenues are the sum of its leasing revenues, gains or losses on sales of the engines or other aviation equipment other income and gain or loss on the refinancing of debt facilities.

FAS 145 was effective for fiscal years beginning after May 15, 2002, with early application encouraged.  The application of FAS 145 meant that the provisions of Opinion 30 should be applied to extinguishments of debt.  As a result, “applying the provisions of Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item” (1)Opinion 30 indicates that a transaction that does not meet both criteria (unusual and infrequent) shall be reported as a separate component of income from continuing operations.

In the years from 1995 through 2004, the Company had four debt extinguishments.  During the same period, the Company had a number of debt facilities ranging from a low of eight (8) during 2004 to a high of thirteen (13) during 1997.  As a result, the extinguishment of debt, usually for profit, is a recurring part of the Company’s business.

In 2002, the provider of the revolving credit facility decided to dispose of its portfolio of aviation-related loans to a competitor of the Company.  However, a clause in the agreement with the Company prevented the lender from selling this loan to a competitor.  As a result, the lender offered to accept early repayment of the debt at a significant discount to its carrying value. The gain on the extinguishment in 2002 was classified as revenue as opposed to an offset to net interest and finance costs because the primary purpose of prepaying it was to take advantage of the reduction in the leased-asset financing amount offered to induce the Company to prepay.  In other cases, lenders have wished to divest themselves of aviation –related loans and similar inducements have been offered.  The extinguishment of debt was not primarily undertaken to manage interest rate risk and accordingly has not been classified as an offset to net interest and finance costs.

The Company’s conclusion is that the net gain on debt repayment in 2002 of $4.1 million was neither unusual or nonrecurring and was properly classified as a part of normal operations.  The gain related primarily to the practice of the Company to profit when lenders decided to cease leased-asset based lending to the Company for various reasons as enumerated above.  The gain was classified as revenue since it arose from the Company’s ability to profit from its leased-asset based financing and as a result, we feel no reclassification is necessary.

(l) Organization and Summary of Significant Accounting Policies

(k) Cash and Cash Equivalents, page 37

(1)                                  FAS 145.

13.                           Please disclose in greater detail the nature and terms of the restricted cash amounts.  Please tell us supplementally how you determined that these amounts could each be included in cash and cash equivalents. Please revise your disclosures to clarify this as well.  Refer to Financial Reporting Codification 203, Rule 5-02.1 of Regulation S-X and footnote 1 to SFAS 95.

Response:

As discussed in response to comment 4 above and in Note 1(k), certain of the Company’s cash accounts are subject to restrictions pursuant to its credit agreements.  The cash is invested in operating and short-term money market accounts because monies go in and out of the accounts monthly.  These accounts meet the criteria for classification as cash and cash equivalents.  The Company’s future filings will disclose that it has the right to access and utilize these funds for the repair and maintenance of its engines, among other things.  As a result of the above information the Company considers the classification appropriate.

 (r) Initial Direct Costs associated with Leases, page 39

14.                           Please expand your disclosure to include the types of initial direct costs you defer and amortize over the term of the lease. In addition, please include the line items where these are recorded in your financial statements and the related amounts for each of the periods presented.

Response:

Initial direct costs that are deferred and amortized are comprised mainly of sales commissions and legal fees directly associated with obtaining a lease as disclosed in Note 1(r).  The amortization of these costs is recorded under General and Administrative expenses in the Consolidated Statements of Income.  The amounts amortized were $737,000, $440,000 and $409,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company’s future filings will reflect this expanded disclosure.

(6) Income Taxes, page 46

15.                           You have disclosed that the expiration of your federal net operating loss carry forwards will expire through 2024 and your state net operating loss carry forwards will expire through 2014 if unused. Please expand your disclosure to include the amounts that you anticipate will expire over each of the next five years and any remaining amounts thereafter in total. Also, please revise your disclosure to present separately deferred tax liabilities and assets into current and noncurrent. Refer to paragraphs 41 and 48 of SFAS 109.

Response:

The Company has disclosed in Note 6 to Consolidated Financial Statements that its federal net operating losses expire at various times from 2019 to 2024, and that its state net operating losses will expire at various times from 2006 to 2014.  The Company also discloses in the same note, that there is $2.0 million of state net operating losses that expire in 2006 and that a valuation allowance has been taken in respect of those losses.  Those state net operating losses comprise approximately 2% of its total deferred tax assets.  Given the fact that the vast majority in net operating loss “value” does not expire for 15 years, the Company believes its current disclosure of expiration dates is sufficient for the readers of its financial statements.

Additionally, consistent with leasing company financial statement presentation, the Company does not present a classified balance sheet and does not believe it needs to disclose the current and non-current portions of its deferred tax assets and liabilities.

We hope that this letter answers your questions.  Thank you for the opportunity to expand our disclosure going forward as appropriate.

If you have any questions, please give me a call at 415-275-5100.

Sincerely,

Monica J. Burke

EVP and Chief Financial Officer

KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors

Willis Lease Finance Corporation:

We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Lease Finance Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California

March 18, 2005